Filed pursuant to Rule 433

Registration No. 333-202420

May 24, 2016

HSBC Holdings plc

$2,000,000,000 6.875% Perpetual Subordinated Contingent Convertible Securities (Callable June 2021 and Every 5 Years Thereafter) (the “Securities”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Structuring Adviser and Book-Running Manager:	HSBC Securities (USA) Inc.

Joint Lead Managers:

ANZ Securities, Inc.

BBVA Securities Inc

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Commerz Markets LLC

Danske Markets Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. LLC

Société Générale

UniCredit Capital Markets LLC

Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank AG, London Branch

KBC Securities USA, Inc.

Mizuho Securities USA Inc.

Nykredit Bank A/S

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

Structure:	Perpetual Subordinated Contingent Convertible Securities

Issuer Ratings:*	A1 (negative) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	Baa3 (Moody’s) / BBB (Fitch)

Pricing Date:	May 24, 2016

Settlement Date:	June 1, 2016 (T+5)

Maturity Date:	Perpetual, with no fixed maturity or fixed redemption date

Form of Offering:	SEC Registered Global

Selling Restrictions:

The Securities are not intended to be sold and should not be sold to retail clients in the European Economic Area (the “EEA”), as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person. Prospective investors are referred to the section headed “Restrictions on marketing and sales to retail investors” on page S-2 of the prospectus supplement.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in June 2015, the FCA published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which took effect from October 1, 2015 (the “PI Instrument”). Under the rules set out in the PI Instrument (as amended or replaced from time to time, the “PI Rules”) (i) certain contingent write-down or convertible securities (including any beneficial interests therein), such as the Securities, must not be sold to retail clients in the EEA; and (ii) there must not be any communication or approval of an invitation or inducement to participate in, acquire or underwrite such securities (or the beneficial interest in such securities) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (in each case, within the meaning of the PI Rules), other than in accordance with the limited exemptions set out in the PI Rules.

The underwriters are required to comply with the PI Rules. By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from HSBC and/or any underwriter, each prospective investor represents, warrants, agrees with and undertakes to HSBC and its affiliates and each of the underwriters and their affiliates that: (1) it is not a retail client in the EEA (as defined in the PI Rules); (2) whether or not subject to the PI Rules, it will not (A) sell or offer the Securities (or any beneficial interest therein) to retail clients in the EEA or (B) communicate

(including the distribution of the prospectus supplement or the accompanying prospectus) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the EEA (in each case within the meaning of the PI Rules), in any such case other than (i) in relation to any sale, or offer to sell the Securities (or any beneficial interests therein) to a retail client in or resident in the United Kingdom, in circumstances that do not and will not give rise to a contravention of the PI Rules by any person and/or (ii) in relation to any sale or offer to sell the Securities (or any beneficial interests therein) to a retail client in any EEA member state other than the United Kingdom, where (a) it has conducted an assessment and concluded that the relevant retail client understands the risks of an investment in the Securities (or such beneficial interests therein) and is able to bear the potential losses involved in an investment in the Securities (or such beneficial interests therein) and (b) it has at all times acted in relation to such sale or offer in compliance with the Markets in Financial Instruments Directive (2004/39/EC) (“MiFID”) to the extent it applies to it or, to the extent MiFID does not apply to it, in a manner which would be in compliance with MiFID if it were to apply to it; and (3) it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) any such laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from HSBC or any underwriter, the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client. For the avoidance of doubt, the restrictions described above do not affect the distribution of the Securities in jurisdictions outside the EEA, such as the United States provided that any distribution into the EEA complies with the PI Rules.

Notice to Investors:	Each securityholder (which, for these purposes, includes each beneficial owner) acknowledges that The Stock Exchange of Hong Kong Limited (the “HKSE”) and the Securities and Futures Commission of Hong Kong (the “SFC”) may request HSBC Holdings to report certain information with respect to such securityholder (which may be obtained from the underwriters), including, among other things, such securityholder’s name, countries of operation and allotment sizes, that HSBC Holdings may provide the HKSE and the SFC with any such requested information with respect to such securityholder and that HSBC Holdings’ major securityholders (which may include those who have invested in the Securities) and their respective interests may be disclosed in HSBC Holdings’ annual and interim reports (which disclosure as of the date hereof would be required by those who have an interest in 5% or more of any class of HSBC Holdings’ voting shares, including any interest in unissued shares that may be issuable upon conversion of the Securities) and/or other public filings as may be required to be made in the future by HSBC Holdings in accordance with applicable stock exchange rules or regulatory requirements.

Transaction Details:

Principal Amount:	$2,000,000,000

Benchmark Treasury:	UST 1.375% due April 30, 2021

Benchmark Treasury Price and Yield:	99-28+; 1.398%

Spread to Benchmark:	547.7 bps

Re-offer Yield:	6.875%

Reference Mid-Market Swap Rate (term to first call date):	1.361%

Spread to Reference Mid-Market Swap Rate:	551.4 bps

Initial Fixed Coupon:	6.875%

Coupon Following Any Reset Date:	The sum of 551.4 bps and the applicable Mid-Market Swap Rate (as defined below) on the relevant Reset Determination Date, from (and including) each Reset Date to (but excluding) the immediately following Reset Date

Exchange Rate:	£1.00 = $1.46200

Issue Price:	100.000%

Gross Fees:	1.000%

Net Price:	99.000%

Net Proceeds to Issuer:	$1,980,000,000

Interest Payment Dates:	Interest on the Securities, if any, will be payable in arrear on June 1 and December 1 of each year, beginning on December 1, 2016, subject to cancellation or deemed cancellation as described in the prospectus supplement

Reset Date:	June 1, 2021 and each fifth anniversary date thereafter

Reset Determination Date:	Second business day immediately preceding a Reset Date

Mid-Market Swap Rate:

The rate for US dollar swaps with a five-year term commencing on the relevant Reset Date which appears on Bloomberg page “ISDA 01” (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the “relevant screen page”) as at approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date, all as determined by the calculation agent (the “Mid-Market Swap Rate”).

If no such rate appears on the relevant screen page for such five-year term, then the Mid-Market Swap Rate will be determined through the use of straight-line interpolation by reference to two rates, one of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next shorter than the length of the actual Reset Period and the other of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next longer than the length of the actual Reset Period.

If on any Reset Determination Date the relevant screen page is not available or the Mid-Market Swap Rate does not appear on the relevant screen page, the calculation agent will request the principal office in New York of four major banks in the swap, money, securities or other market most closely connected with the relevant Mid-Market Swap Rate (as selected by HSBC Holdings on the advice of an investment bank of international repute) (the “Reference Banks”) to provide it with its Mid-

Market Swap Rate Quotation (as defined in the prospectus supplement) as at approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date. If two or more of the Reference Banks provide the calculation agent with Mid-Market Swap Rate Quotations, the interest rate for the relevant Reset Period will be the sum of 551.4 bps and the arithmetic mean (rounded, if necessary, to the nearest 0.001% (0.0005% being rounded upwards)) of the relevant Mid-Market Swap Rate Quotations, as determined by the calculation agent. If only one or none of the Reference Banks provides the calculation agent with a Mid-Market Swap Rate Quotation, the interest will be determined to be the rate of interest as at the last preceding Reset Date or, in the case of the initial Reset Determination Date, 6.875%.

Certain Other Terms and Information:

Terms which are defined in “Description of the Securities” included in the preliminary prospectus supplement dated May 24, 2016 relating to the Securities (the “prospectus supplement”) beginning on page S-47 of the prospectus supplement have the same meaning when used in this Pricing Term Sheet.

Discretionary Interest Payments:	HSBC Holdings will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date (the “Discretionary Interest Payment Right”).

Restrictions on Interest Payments:

Without prejudice to the Discretionary Interest Payment Right or the prohibition contained in Article 141(2) of CRD (as defined under “Description of the Securities—Definitions”) (and any implementation of such provision in the United Kingdom or, as the case may be, any succeeding provision amending or replacing such Article or any such implementing provision) on the making of payments on the Securities before the Maximum Distributable Amount has been calculated, subject to the extent permitted in the following paragraph in respect of partial interest payments in respect of the Securities, HSBC Holdings will not make an interest payment on any interest payment date (and such interest payment will therefore be deemed to have been cancelled and thus will not be due and payable on such interest payment date) if:

(a) the amount of Relevant Distributions exceeds the amount of Distributable Items as of such interest payment date;

(b) the aggregate of (x) the interest amount payable in respect of the Securities and (y) the amounts of any distributions of the kind referred to in Article 141(2) of CRD (and any implementation of such provision in the United

Kingdom or, as the case may be, any succeeding provision amending or replacing such Article or any such implementing provision) exceeds the Maximum Distributable Amount (if any) applicable to HSBC Holdings as of such interest payment date;

(c) the Solvency Condition is not satisfied in respect of such interest payment; or

(d) the Relevant Regulator orders HSBC Holdings to cancel (in whole or in part) the interest otherwise payable on such interest payment date.

HSBC Holdings may, in its sole discretion, elect to make a partial interest payment on the Securities on any interest payment date, only to the extent that such partial interest payment may be made without breaching the restriction in the preceding paragraph. For the avoidance of doubt, the portion of interest not paid on the relevant interest payment date will be deemed to have been cancelled and thus will not be due and payable on such interest payment date.

“Distributable Items” means the amount of HSBC Holdings’ profits at the end of the last financial year plus any profits brought forward and reserves available for that purpose before distributions to holders of the Securities and any Parity Securities and Junior Securities less any losses brought forward, profits which are non-distributable pursuant to the Companies Act 2006 (United Kingdom), as amended from time to time (the “Companies Act”) or other provisions of English law from time to time applicable to HSBC Holdings or its Memorandum and Articles of Association (its “Articles of Association”) and sums placed to non-distributable reserves in accordance with the Companies Act or other provisions of English law from time to time applicable to HSBC Holdings or its Articles of Association, those losses and reserves being determined on the basis of HSBC Holdings’ individual accounts and not on the basis of HSBC Holdings’ consolidated accounts.

“Junior Securities” means, in respect of the Securities, (i) any of HSBC Holdings’ ordinary shares or HSBC Holdings’ other securities that rank, or are expressed to rank, junior to the Securities in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination” and/ or (ii) any securities issued by any other member of the HSBC Group where the terms of such securities benefit from a guarantee or support agreement entered into by HSBC Holdings that ranks, or is expressed to rank, junior to the Securities in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination” and/or (iii) any of HSBC Holdings’ capital instruments that qualify as common equity Tier 1 instruments under the Relevant Rules.

“Maximum Distributable Amount” means any applicable maximum distributable amount relating to HSBC Holdings required to be calculated in accordance with Article 141 of CRD (and any implementation of such provision in the United Kingdom or, as the case may be, any succeeding provision amending or replacing such Article or any such implementing provision).

“Parity Securities” means, (i) the most senior ranking class or classes of preference shares in HSBC Holdings’ capital from time to time and any other of HSBC Holdings’ securities ranking, or expressed to rank, pari passu with the Securities and/or such senior preference shares in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities— Subordination,” and/or (ii) any securities issued by any other member of the HSBC Group where the terms of such securities benefit from a guarantee or support agreement entered into by HSBC Holdings which ranks or is expressed to rank pari passu with the Securities and/or such senior preference shares in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination.”

“Relevant Distributions” means, in relation to any interest payment date, the sum of (i) all distributions or interest payments made or declared by HSBC Holdings since the end of the last financial year and prior to such interest payment date on or in respect of any Parity Securities, the Securities and any Junior Securities and (ii) all distributions or interest payments payable by HSBC Holdings (and not cancelled or deemed to have been cancelled) on such interest payment date on or in respect of any Parity Securities, the Securities and any Junior Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items.

“Solvency Condition” means the condition that, other than in the event of HSBC Holdings’ winding-up or administration, as described in the prospectus supplement under “Description of the Securities—Subordination,” or with respect to the payment of the cash proceeds from any Conversion Shares Offer Consideration, as described in the prospectus supplement under “Description of the Securities— Automatic Conversion Upon Capital Adequacy Trigger Event— Conversion Shares Offer,” payments in respect of, or arising from, the Securities will be conditional (x) upon HSBC Holdings’ being solvent at the time of payment by it, and (y) in that no sum in respect of or arising from the Securities may fall due and be paid except to the extent that HSBC Holdings could make such payment and still be solvent immediately thereafter. For purposes of determining whether the Solvency Condition is met, HSBC Holdings will be considered to be solvent at a particular point in time if (x) it is able to pay its debts owed to Senior Creditors as they fall due and (y) the Balance Sheet Condition has been met.

Agreement to Interest Cancellation:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge and agree that: (a) interest is payable solely at HSBC Holdings’ discretion and no amount of interest will become due and payable in respect of the relevant interest period to the extent that it has been (x) cancelled (in whole or in part) by HSBC Holdings at its sole discretion and/or (y) deemed to have been cancelled (in whole or in part), including as a result of HSBC Holdings’ Distributable Items or the Maximum Distributable Amount being exceeded, failing to satisfy the Solvency Condition or an order from the Relevant Regulator; and (b) a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Indenture and the Securities will not constitute a default in payment or otherwise under the terms of the Indenture or the Securities.

Capital Adequacy Trigger Event:

A “Capital Adequacy Trigger Event” will occur if at any time the end-point CET1 Ratio is less than 7.0%. Whether a Capital Adequacy Trigger Event has occurred at any time will be determined by HSBC Holdings, the Relevant Regulator or any agent of the Relevant Regulator appointed for such purpose by the Relevant Regulator.

“end-point CET1 Ratio” means, as at any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.

“CET1 Capital” means, as of any date, the sum, expressed in US dollars, of all amounts that constitute common equity Tier 1 capital of the HSBC Group as of such date, less any deductions from common equity Tier 1 capital required to be made as of such date, in each case as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to HSBC Holdings as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “common equity Tier 1 capital” will have the meaning assigned to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the Relevant Regulator.

“Risk Weighted Assets” means, as of any date, the aggregate amount, expressed in US dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to HSBC Holdings as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “risk weighted assets” means the risk weighted assets or total risk exposure amount, as calculated by HSBC Holdings in accordance with the Relevant Rules.

Automatic Conversion upon a Capital Adequacy Trigger Event:	If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following the date on which it is determined such Capital Adequacy Trigger Event has occurred), as described in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure—Automatic Conversion Procedure,” at which point all of HSBC Holdings’ obligations under the Securities will be irrevocably and automatically released in consideration of HSBC Holdings’ issuance of the Conversion Shares to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the “Conversion Date”), and under no circumstances will such released obligations be reinstated.

After a Capital Adequacy Trigger Event, subject to the conditions described in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure,” HSBC Holdings expects the Conversion Shares Depository to deliver to the securityholders on the Settlement Date either (i) Conversion Shares or (ii) if HSBC Holdings elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.

The Securities will not be convertible into Conversion Shares at the option of the securityholders at any time.

“Conversion Shares” means HSBC Holdings’ ordinary shares to be issued to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which ordinary shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of ordinary shares. The “Conversion Price” is fixed initially at $3.94740 and is subject to certain anti-dilution adjustments as described in the prospectus supplement under “Description of the Securities—Anti-dilution— Adjustment of Conversion Price and Conversion Shares Offer Price.” On the issue date, the Conversion Shares Offer Price and the Conversion Price will be equal (based on an exchange rate of £1.00 = $1.46200).

“Conversion Shares Offer” means, HSBC Holdings’ election, at its sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of HSBC Holdings’ ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to the conditions described further in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure.”

“Conversion Shares Offer Price” is fixed initially at £2.70 and is subject to certain anti-dilution adjustments as described in the prospectus supplement under “Description of the

Securities—Anti-dilution—Adjustment of Conversion Price and Conversion Shares Offer Price.” On the issue date, the Conversion Shares Offer Price and the Conversion Price will be equal (based on an exchange rate of £1.00 = $1.46200).

“Conversion Shares Offer Consideration” means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from sterling (or any such other currency in which HSBC Holdings’ ordinary shares are denominated) into US dollars at the Prevailing Rate as of the date that is three Depository Business Days prior to the relevant Settlement Date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the “pro rata cash component”), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) in order for the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.

Agreement with Respect to a Capital Adequacy Trigger Event:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will (i) consent to all of the terms and conditions of the Securities, including (x) the occurrence of a Capital Adequacy Trigger Event and any related Automatic Conversion following a Capital Adequacy Trigger Event and (y) the appointment of the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities), the issuance of the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the

Securities) and the potential sale of the Conversion Shares pursuant to a Conversion Shares Offer, (ii) acknowledge and agree that effective upon, and following, a Capital Adequacy Trigger Event, other than any amounts payable in the case of HSBC Holdings’ winding-up or the appointment of an administrator for HSBC Holdings’ administration as described in the prospectus supplement under “Description of the Securities—Subordination,” no securityholder will have any rights against HSBC Holdings with respect to repayment of the principal amount of the Securities or payment of interest or any other amount on or in respect of such Securities, in each case that is not due and payable, which liabilities will be automatically released, (iii) acknowledge and agree that events in, and related to, clause (i) may occur without any further action on the part of such securityholder (or beneficial owner), the trustee or the paying agent, (iv) authorize, direct and request DTC and any direct participant in DTC or other intermediary through which it holds such Securities to take any and all necessary action, if required, to implement the Automatic Conversion without any further action or direction on the part of such securityholder (or beneficial owner), the trustee or the paying agent and (v) waive, to the extent permitted by the Trust Indenture Act of 1939, as amended, any claim against the trustee arising out of its acceptance of its trusteeship for the Securities, including, without limitation, claims related to or arising out of or in connection with a Capital Adequacy Trigger Event and/or any Automatic Conversion.

Agreement with Respect to the Exercise of UK Bail-in Power:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Securities, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings and any securityholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due into HSBC Holdings’ or another person’s ordinary shares, other securities or other obligations (and the issue to, or conferral on, the securityholder of such ordinary shares, other securities or other obligations), including by means of an amendment, modification or variation of the terms of the Securities or the Indenture; (iii)

the cancellation of the Securities; and/or (iv) the amendment or alteration of the redemption date of the Securities or amendment of the amount of interest payable on the Securities, or the interest payment dates, including by suspending payment for a temporary period; and (b) the variation of the terms of the Securities or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise. Moreover, each securityholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Securities.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts, on, the Securities. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority;

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of the BRRD, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies; and

For these purposes, the “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

Special Event Redemption:	The Securities may be redeemed in whole (but not in part) at HSBC Holdings’ option upon the occurrence of a Tax Event or a Capital Disqualification Event. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described in the prospectus supplement under “Description of the Securities—Interest—Interest Cancellation”).

Optional Redemption:

The Securities will not be redeemable at the option of the securityholders at any time.

The Securities may be redeemed in whole (but not in part) at HSBC Holdings’ option on any Reset Date at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described in the prospectus supplement under “Description of the Securities—Interest—Interest Cancellation”).

Redemption Conditions:	Any redemption of the Securities is subject to the regulatory approval and other restrictions described in the prospectus supplement under “Description of the Securities— Redemption—Redemption Conditions.”

Subordination:

The Securities will constitute HSBC Holdings’ direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The Securities will be subordinated to the claims of Senior Creditors.

“Senior Creditors” means HSBC Holdings’ creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated to the claims of HSBC Holdings’ unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of HSBC Holdings’ other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding-up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of HSBC Holdings’ existing or future Tier 2 capital instruments will be Senior Creditors.

Governing Law:	The Indenture and the Securities will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Indenture and of the Securities will be governed by, and construed in accordance with, the laws of England and Wales. Any legal proceedings arising out of, or based upon, the Indenture or the Securities may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	30/360.

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to the Irish Stock Exchange for the Securities to be admitted to the Official List and to trading on the Global Exchange Market, which is the exchange regulated market of the Irish Stock Exchange.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 BC2

ISIN:	US404280BC26

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

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